UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on New Consortium Funded by the European Commission Established to Increase Mobile Broadband Infrastructure Density Tenfold. Dated March 10, 2010	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: March 10, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

New Consortium Funded by the European Commission Established to Increase
Mobile Broadband Infrastructure Density Tenfold

Alvarion® executive appointed to direct the €4.7 million budgeted ‘BuNGee Project’ to enhance overall network capacity density beyond 4G technologies utilizing innovative deployment strategies

Tel Aviv, Israel, March 10, 2010 — A new initiative named Beyond Next-Generation Mobile Broadband (BuNGee) aimed at a tenfold increase of mobile broadband infrastructure capacity density has been launched.  The €4.7 million initiative is funded in large part by the European Commission and will draw upon collaboration among the consortium members comprising European service providers, technology equipment vendors, universities, and research organizations.

Organized under the Seventh Framework Programme for Research and Technological Development (FP7), the BuNGee consortium’s primary objective will be to increase the overall mobile network infrastructure capacity density to well beyond what current technologies are promising, targeting the challenging goal of 1 Giga bit per second per square kilometer. The project will identify new network deployment strategies, especially suited for dense urban environments where market demand for wireless broadband access is highest. The BuNGee project is planned to continue through June 2012.

Alvarion, the world’s leading provider of 4G WiMAX™ and wireless broadband solutions, will take a leadership role with the new effort, as Alvarion’s CTO, Dr. Ze’ev Roth, will serve as BuNGee consortium’s project coordinator, working closely with other consortium member representatives from Centre Tecnologic de Telecomunicacions de Catalunya (Spain), Cobham Antenna Systems, Microwave Antennas (UK), University of York (UK), Thales Communications S.A. (France), Université catholique de Louvain (Belgium), Polska Telefonia Cyfrowa (Poland), Siklu Communication Ltd (Israel) and ARTTIC (BE).

“We are thrilled and honored at the opportunity of working within the framework of a European Union’s FP7 project. We look forward to collaborating with our fellow colleagues to take on the challenge of increasing the capacity density to 1 Giga bit per second per square kilometer for the mobile broadband networks of tomorrow,” said Dr. Roth.

To achieve its stated objectives, the BuNGee project will target the following breakthroughs:

•	unprecedented joint design of access and backhaul over licensed and license-exempt spectrum;
•	unconventional below-rooftop backbone solutions exploiting natural radio isolations;
•	beyond next-generation networked and distributed MIMO and interference techniques; and
•	autonomous architectures capitalising on very aggressive spatial and spectral reuse;
•	protocol suite facilitating autonomous ultra-high capacity deployment.

In order to prove the concepts proposed by BuNGee, towards the end of the project a live test will be conducted in the city of Barcelona which will test real life scenarios and demonstrate the superiority of BuNGee’s architecture for mobile networks. The deployment strategy will be based on below-rooftop deployment of access base stations leveraging existing structures as utility poles in coordination with self backhauling of these access base stations by wireless links. The consortium expects that this approach will drastically lower Capital Expenditure (CAPEX) and Operational Expenses (OPEX) relative to traditional mobile deployment methods, thereby significantly lowering the bit per second per square kilometer cost of the access network.

For more information on the BuNGee project, visit www.ict-bungee.eu/

About FP7 - http://ec.europa.eu/research/fp7/index_en.cfm
About Alvarion Ltd. www.alvarion.com
About ARTTIC in Brussels SPRL www.arttic.com
About Centre Tecnologic de Telecomunicacions de Catalunya www.cttc.es
About Cobham Antenna Systems, Microwave Antennas http://www.cobham.com/antennasystems/newmarket
About University of York www.york.ac.uk
About Thales Communication SA www.thalesgroup.com
About Université catholique de Louvain www.uclouvain.be
About Polska Telefonia Cyfrowa. www.era.pl
About Siklu Communication Ltd www.siklu.com

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession;, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

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